SUB-ITEM 77D(G)

                            POLICIES WITH RESPECT TO
                              SECURITY INVESTMENTS

         AIM VARIABLE INSURANCE FUNDS (INVESCO VARIABLE INSURANCE FUNDS)


         On February 15, 2010, the Board of Trustees (the "Board") of AIM Variable Insurance Funds (Invesco Variable Insurance Funds) on behalf of Invesco V.I. Global Multi Asset Fund (formerly known as Invesco V.I. PowerShares ETF Allocation Fund) (the "Fund") approved changing the Fund's investment strategy by removing the restriction that the Fund invest at least 80% of its assets in underlying PowerShares ETFs. This change allowed the Fund to be a more of a global asset allocation fund, allowing the portfolio managers to invest in a larger universe of underlying affiliated and unaffiliated ETFs and mutual funds.